UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36001

UCP, Inc.*

(Casa Acquisition Corp. as successor by merger to UCP, Inc.)

(Exact name of registrant as specified in its charter)

99 Almaden Blvd., Suite 400

San Jose, CA 95113

Tel: (408) 207-9499

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, Par Value $0.01

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*	On August 4, 2017, pursuant to the Agreement and Plan of Merger, dated April 10, 2017, by and among Century Communities, Inc., a Delaware corporation (“Parent”), Casa Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and UCP, Inc., a Delaware corporation (the “Registrant”), the Registrant merged with and into Merger Sub, at which time the separate corporate existence of the Registrant ended. Pursuant to this Form 15, Merger Sub, as the successor entity to the Registrant, is terminating the registration of the Class A Common Stock, par value $0.01, of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Casa Acquisition Corp, as successor by merger to UCP, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 14, 2017	Casa Acquisition Corp. as successor by merger to UCP, Inc.

		By:	/s/ Dale Francescon
Name: Dale Francescon Title: President